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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

                                                               SEC FILE NUMBER
                                                                     000-21673

(Check One):
   X Form 10-K    Form 20-F    Form 11-K    Form 10-Q    Form N-SAR

         For Period Ended: December 31, 1999
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

AutoBond Acceptance Corporation                        Full Name of Registrant
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Former Name if Applicable

100 Congress Avenue
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Address of Principal Executive Office (Street and Number)

Austin, Texas  78701
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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
  |        (a)      The reasons described in reasonable detail in Part III of this form could not
  |                 be eliminated without unreasonable effort or expense;
  |
  |        (b)      The subject annual report, semi-annual report, transition report
  |                 on Form 10-K, | Form 20-F, 11-K or Form N-SAR, or portion thereof, will
  |                 be filed on or before | the fifteenth calendar day following the
  |                 prescribed due date; or the subject | quarterly report of transition
  |                 report on Form 10-Q, or portion thereof will be | filed on or before
  |                 the fifth calendar day following the prescribed due date; | and
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         |
         |        (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         AutoBond Acceptance Corporation (the "Company") hereby informs the Securities and Exchange Commission (the "Commission") that it will be unable to file its Annual Report on Form 10-K for the year ended December 31, 1999 within the time period prescribed for such filing without unreasonable effort and expense. The Company requires an extension because, as a result of its year-long litigation with Dynex Capital, Inc. ("Dynex"), the Company presently lacks the accounting personnel and financial resources to prepare financial statements and procure an auditor's opinion required for the Annual Report. The Company would expect to utilize available proceeds from any judgment or settlement arising out of the Company's recent favorable jury verdict against Dynex to assemble the necessary resources to prepare the filing of the Annual Report, although no assurance can be given as to the probability or amount of such proceeds.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       William O. Winsauer                 512                472-3600
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          (Name)                        (Area Code)      (Telephone Number)

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
(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed?  If answer is no, identify report(s).                                    X  Yes     No
                                                                                        ---      --   ---
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements
         to be included in the subject report or portion thereof?                        X  Yes    No
                                                                                        --     --   ---

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         The Company currently estimates that its results of operations for the year ended December 31, 1999 will reflect a net loss of approximately $18.0 million ($2.76 per share), as compared with net loss of $7.2 million ($1.31 per share) for the year ended December 31, 1998. This increase in net loss was precipitated by the cessation of funding by Dynex Capital Inc. ("Dynex") under its agreements with the Company which forced the Company to discontinue acquisition of finance contracts as of February 9, 1999, to surrender servicing of finance contracts, and to devote substantially all of its resources to the unsuccessful pursuit of alternative sources of capital and its litigation activities.

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                         AutoBond Acceptance Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   March 31, 2000                      By  /s/ William O. Winsauer
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                                                   William O. Winsuaer
                                                   Chairman of the Board,
                                                   and Chief Executive Officer



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